Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
Quest Marketing Inc.

We have audited the accompanying balance sheets of Quest Marketing Inc. as of December 31, 2013 and 2012, and the related statements of operations, stockholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2013. These financial statements are the responsibility of the entity’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Quest Marketing Inc. as of December 31, 2013 and 2012, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

/s/ L.L. Bradford & Company, LLC

Las Vegas, NV
March 27, 2014

Quest Marketing, Inc.

Balance Sheets

(Audited)

	December 31,
	2013	2012
Assets

Current assets
Cash	$1,950,121	$117,366
Accounts receivable, net of allowance for	3,444,744	2,861,084
doubtful accounts
Inventory	59,741	149,166
Prepaid expenses	39,276	19,592
Prepaid expenses, related party	1,273,292	645,333
Note receivable, related party	688,677	544,575

Total current assets	7,455,850	4,337,116

Fixed assets, net of accumulated depreciation	68,081	60,308
Intangibles, net of accumulated amortization	26,246	44,759
Deposit	3,450	3,450

Total assets	$7,553,627	$4,445,633

Liabilities and Stockholders' Equity

Liabilities

Current liabilities:
Accounts payable and accrued liabilities	$3,939,641	$1,972,401
Sales tax payable	217,509	126,645
Accrued payroll expenses	781,343	487,707
Revolving line of credit	-	92,199
Unearned revenue	44,992	88,787

Total liabilities	4,983,485	2,767,739

Commitments and contingencies

Stockholders' equity
Common stock, no par value; 10,000 shares authorized
1,333 issued and outstanding as of December 31, 2013 and 2012	293,156	293,156
Retained earnings	2,276,986	1,384,738
Total stockholders' equity	2,570,142	1,677,894

Total liabilities and stockholders' equity	$7,553,627	$4,445,633

The accompanying notes are an integral part of these financial statements

Quest Marketing, Inc.

Statements of Operations

(Audited)

	Year ended December 31,
	2013	2012

Revenues
Gross sales	$33,922,760	$20,666,119
Less sales returns, discounts, & allowances	(471,357)	(625,536)
Total net revenues	33,451,402	20,040,583

Cost of goods sold
Cost of goods sold	27,716,990	16,168,572
Cost of goods sold, related party	914,542	700,333
Total cost of goods sold	28,631,532	16,868,905

Gross profit	4,819,871	3,171,678

Operating Expenses
General and administrative	966,056	822,075
Salary and employee benefits	2,849,280	2,584,198
Depreciation and amortization	49,506	109,997

Total operating costs and expenses	3,864,842	3,516,271

Income (loss) from operations	955,029	(344,593)

Other income (expense)
Interest expense	(1,762)	(2,158)
Other income (expense)	163,588	98,820
Total other income (expense)	161,826	96,662

Net income (loss)	$1,116,855	$(247,931)

Income (loss) per weighted average share, basic and diluted	$838	$(186)

Weighted average common shares issued and outstanding	1,333	1,333

The accompanying notes are an integral part of these financial statements

Quest

Statement of Stockholders' Equity

(Audited)

				Total
	Common Stock		Retained	Stockholders'
	Shares	Dollars	Earnings	Equity

Balance, December 31, 2011	1,333	$293,156	$2,058,772	$2,351,928

Stockholder distributions	-	-	(426,103)	(426,103)

Net loss	-	-	(247,931)	(247,931)

Balance, December 31, 2012	1,333	$293,156	$1,384,738	$1,677,894

Stockholder distributions	-	-	(224,607)	(224,607)

Net income	-	-	1,116,855	1,116,855

Balance, December 31, 2013	1,333	$293,156	$2,276,986	$2,570,142

The accompanying notes are an integral part of these financial statements

Quest Marketing, Inc.

Statements of Cash Flows

(Audited)

	Year ended December 31,
	2013	2012
Cash flows from operating activities

Net income (loss)	$1,116,855	$(247,931)
Adjustments to reconcile net income (loss) from operations
to net cash provided by (used in) operating activities:
Depreciation and amortization	49,506	109,997
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable	(583,659)	586,458
Decrease (increase) in inventory	89,426	271,476
Decrease (increase) in prepaid expenses	(19,684)	(15,106)
Decrease (increase) in prepaid expenses, related party	(627,959)	(3,666)
Decrease (increase) in deposits	-	(430)
Decrease (increase) in sales tax payable	90,864	(4,662)
Increase (decrease) in accounts payable	1,967,240	(1,344,361)
Increase (decrease) in accrued expenses	293,636	(34,157)
Increase (decrease) in unearned revenue	(43,795)	77,368

Total cash flows provided by (used in) operating activities	2,332,429	(605,015)

Cash flows from investing activities

Note receivable, related party (investment in)	(199,746)	798,556
Note receivable, related party proceeds from	(400,000)	-
Purchase of property, plant and equipment	(15,061)	(51,597)
Purchase of intangible assets	(23,706)	(3,197)

Total cash flows (used in) provided by investing activities	(239,021)	743,762

Cash flows from financing activities

Proceeds from revolving line of credit	-	92,199
Payments on revolving line of credit	(92,198)	-
Distributions	(168,455)	(412,629)

Total cash flows used in financing activities	(260,653)	(320,430)

Net change in cash	1,832,755	(181,683)
Cash, beginning	117,366	299,049

Cash, ending	$1,950,121	$117,366

Supplemental disclosure of cash flows information

Taxes paid	$-	$-
Interest paid	$1,762	$2,158

Non-cash investing and financing activities
Distributions made in exchange of note receivable - related party	$56,152	$13,474

The accompanying notes are an integral part of these financial statements

Quest Marketing, Inc.

Notes to Financial Statements

December 31, 2013

Note 1 - Organization and Nature of Business

Quest Marketing, Inc. (“the Company” or "Quest" or "Quest Solution") d/b/a Quest Solution was formed on July 15, 1994 and incorporated on June 7, 1996 (date of inception) under the laws of the State of Oregon.  The Company is a leading provider in the technology, software, and mobile data collection systems business throughout the United States and several foreign countries.  Sales outside of the United States totaled $313,490 in 2013 and $1,428,411 in 2012.

The company has two shareholders who are also employees.

Quest Solution is a national mobility systems integrator with a focus on design, delivery, deployment and support of fully integrated mobile solutions. The Company takes a consultative approach by offering end to end solutions that include hardware, software, communications and full lifecycle management services. The professionals simplify the integration process and deliver the solutions to our customers. Motorola, Intermec, Honeywell, Panasonic, AirWatch, Wavelink, SOTI and Zebra are major suppliers which Quest Solution uses in our systems.

Note 2 - Basis of Presentation and Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in accordance with generally accepted accounting principles in the United States, and pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”) and reflect all adjustments, consisting of normal recurring adjustments, which management believes are necessary to fairly present the financial position, results of operations and cash flows of the Company as of and for the years ended December 31, 2013 and 2012.

Summary of Significant Accounting Policies

This summary of significant accounting policies of Quest Marketing, Inc. dba Quest Solution (the Company) is presented to assist in understanding the Company’s financial statements. The financial statements and notes are representations of the Company’s management who is responsible for the integrity and objectivity of the financial statements. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash

Cash consists of petty cash, checking, savings, and money market accounts.  For the purpose of the statements of cash flows, all highly liquid investments with an original maturity of three months or less are considered to be cash equivalents. There were no cash equivalents as of December 31, 2013 and 2012.

The Company maintains its cash in bank deposit accounts which, at times, may exceed federal insured limits. At December 31, 2013 and 2012, the Company’s uninsured cash balance totaled $1,684,582 and $0, respectively.

Accounts Receivable

Accounts receivable are carried at their estimated collectible amounts. The Company provides allowances for uncollectible accounts receivable equal to the estimated collection losses that will be incurred in collection of all receivables. Accounts receivable are periodically evaluated for collectability based on past credit history with customers and their current financial condition. The Company’s management determines which accounts are past due and if deemed uncollectible, the Company charges off the receivable in the period the determination is made. The Company generally requires no collateral to secure its ordinary accounts receivable. At December 31, 2013 and 2012, accounts receivable past 90 days due totaled $9,406 and $42,455, respectively. Based on management’s evaluation, accounts receivable has a balance in the allowance for doubtful accounts of $13,291 and $15,261 for the years ended December 31, 2013 and 2012, respectively.

Property and Equipment

Property and equipment are stated at cost and depreciated using both straight-line and accelerated methods over estimated useful lives ranging from 3 to 15 years. Upon disposition of property and equipment, related gains and losses are recorded in operations. Depreciation expense for the years ended December 31, 2013 and 2012 was $7,287 and $11,838, respectively. For federal income tax purposes, depreciation is computed using the modified accelerated cost recovery system. Expenditures for major renewals and betterments that extend the useful lives of property and equipment are capitalized. Expenditures for maintenance and repairs are charged to expenses as incurred.

Intangible Assets

Intangible assets are stated at cost, net of accumulated amortization. The assets are being amortized on the straight-line method over useful lives ranging from 3 to 10 years. Amortization expense for the years ended December 31, 2013 and 2012 was $42,219 and $42,219, respectively.

	2013	2012
Software	$ 1,276,524	$ 1,252,818
Accumulated amortization	(1,251,033)	(1,208,059)
Intangibles, net	$ 26,246	$ 44,759

Total expected amortization expense for the next 3 years are as follows:

Years ending December 31,
2014	9,376
2015	8,968
2016	7,902
Total	$26,246

The company has made a significant investment in software over the years.  This amount is treated as intangible assets which are being amortized over the expected useful life.  Intangible assets are evaluated annually for potential impairment.

Shipping and Handling Costs

The Company classifies shipping and handling costs as operating expenses in the statements of income. Total delivery costs for the years ending December 31, 2013 and 2012 were $158,736 and $107,829, respectively.

Advertising

The Company generally expenses advertising costs as incurred. During 2013 and 2012, the Company spent $161,904 and $68,776 on advertising, respectively.

The Company received rebates on advertising due to co-operative advertising agreements. These rebates have been recorded as a reduction to advertising expense.

Inventory

Substantially all inventory consists of finished goods and are valued based upon first-in first-out ("FIFO") cost, not in excess of market. The determination of whether the carrying amount of inventory requires a write-down is based on a detailed evaluation of inventory relative to any potential slowing moving products or discontinued items as well as the market conditions for the specific inventory items.

Depreciation and amortization

Depreciation and amortization expense primarily consists of the non-cash write-down of tangible and intangible assets over their expected economic lives. We expect this expense to continue to grow in absolute dollars and potentially as a percentage of revenue as we continue to grow and incur capital expenditures to improve our technological infrastructure and acquire assets through potential future acquisitions.

Revenue Recognition

Recurring technology and services revenue consists of subscription-based fees, software subscription license fees, software maintenance fees and hosting fees related to the use of our solution to manage our customers' communications expenses, as well as fees for perpetual software licenses and professional services and products sold.

We recognize revenue when persuasive evidence of an arrangement exists, pricing is fixed and determinable, collection is reasonably assured and delivery or performance of service has occurred. Recurring technology and services subscription-based fees, software subscription license fees, software maintenance fees and hosting fees are recognized ratably over the term of the period of service. The subscription-based services we provide include help desk, staging, carrier activations and provisioning.

Sales revenue is recognized upon the shipment of merchandise to customers.  The Company recognizes revenues from software sales when software products are shipped.

Software license fees consist of fees paid for a perpetual license agreement for our technology, which are recognized in accordance with Financial Accounting Standards Board, or FASB, Accounting Standards Codification, or ASC 605, Software Revenue Recognition, as amended.

Professional services related to the implementation of our software products, which we refer to as consulting services, are generally performed on a fixed fee basis under separate service arrangements. Consulting services revenue is recognized as the services are performed by measuring progress towards completion based upon either costs or the achievement of certain milestones.

Fair Value of Financial Instruments

The Company’s financial instruments include cash, accounts receivable, accounts payable, and notes payable. All instruments are accounted for on a historical cost basis, which, due to the short maturity of these financial instruments, approximates fair value at December 31, 2013 and 2012. The Company did not engage in any transaction involving derivative instruments.

As required by the Fair Value Measurements and Disclosures Topic of the FASB ASC, fair value is measured based on a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows: (Level 1) observable inputs such as quoted prices in active markets; (Level 2) inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and (Level 3) unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

The three levels of the fair value hierarchy are described below:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2: Quoted prices in markets that are not active, or inputs which are observable, either directly or indirectly, for substantially the full term of the asset or liability;

Level 3: Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

Stockholders' Equity

The Company has 10,000 authorized shares and 1,333 shares issued and outstanding.  Those shares are owed by two individuals.  The owners have all rights and obligations that normally pertain to owners of an Oregon Corporation.

Income Taxes

As of December 31, 2013, the Company was taxed as an S-Corporation for federal income tax purposes and does not incur income taxes.  Instead, its earnings and losses are allocated and reported on the stockholders' tax returns.  Accordingly, no provision for income tax is included in the financial statements.

Recently Issued Accounting Pronouncements

As of and for the years ended December 31, 2013 and 2012, the Company does not expect any of the recently issued accounting pronouncements to have a material impact on its consolidated financial condition or consolidated results of operations.

Note 3 - Concentrations

The Company maintains its cash in bank deposit accounts which, at times, may exceed federal insured limits. At December 31, 2013 and 2012, the Company’s uninsured cash balance totaled $1,700,121 and $0, respectively.

For the year ended December 31, 2013 and 2012, one customer accounted for 14.96% and 11.60% of the Company’s revenues.

Accounts receivable at December 31, 2013 and 2012 are made up of receivables due from approximately 87 and 90 customers respectively, with two customers and one customer respectively making up more than 10% of the accounts receivable balance.  One customer made up 36.81% of the balance and another made up 17.64% of the balance for 2013 and for 2012 one customer made up 11.89% of the balance.

Accounts payable at December 31, 2013 and 2012 is made up of payables due to approximately 46 and 56 vendors respectively, with two vendors and one vendor respectively making up more than 10% of the accounts payable balance.  One vendor made up 76.22% of the balance and another made up 13.28% of the balance for 2013 and for 2012 one vendor made up 81.93% of the balance.

Note 4 - Inventories

At December 31, inventories consisted of the following:

	2013	2012
Equipment	$ 45,011	$ 142,902
Parts	2,385	6,866
Demo units	1,281	4,399
Clearing service	11,064	(5,001)
Total inventories	$ 59,741	$ 420,641

Note 5 - Prepaid Expenses, related party

As of December 31, 2013 and 2012, there were $39,276 and $19,592 of prepaid expenses in the company.

As of December 31, 2013 and 2012, there were $1,273,292 and $645,333 of related party prepaid expenses.  The prepaid expenses are made up of prepaid insurance which will be expensed over the coming 11 months.

Quest maintains insurance policies with an insurance company for which the stockholders also own.  The Company deems this to be a related party and the insurance expenses paid during 2013 and 2012 were $914,542 and $700,333.  Additionally, there is $1,273,292 in prepaid expenses for insurance coverage, paid in 2013, for 2014 coverage.  As of January 1, 2014, the Company will not be renewing any of these policies once they expire.

Note 6 - Note Receivable, related party

	2013	2012
Note receivable from stockholder, interest at .32%,
due on demand, unsecured.	$ 688,677	$ 544,575

Total notes receivable, related party	$ 688,677	$ 544,575

The above notes are classified as short-term as these notes will be settled against loan proceeds as part of the Amerigo transaction.  See Note 10 Subsequent Events.

Note 7 - Operating Lease Commitments

An Oregon office lease was entered into in April 2009. The lease called for required insurance and monthly payments of $1,654 through March 2012.  The lease was not renewed in 2012.

The lease on the warehouse in Eugene, Oregon calls for month-to-month payments of $1,520 and requires the Company to pay insurance and maintenance and to give six months notice before vacating the building. A six month rolling lease was renewed in July 2011. The lease was terminated at the end of March 2012.

In April 2012, the Company signed an operating lease at 860 Conger Street, Eugene, OR 97402. The premises, consisting of approximately 7,000 square feet of warehouse/office space shall serve as the Company’s new headquarters. The lease provides for monthly payments of $3,837 through March 2013, and adjusted annually to reflect changes in the cost of living for the remainder of the lease term. In no event shall the monthly rent be increased by more than 2 percent in any one year. The lease is due to expire March 2017.

The lease at the Company’s Ohio location, signed in July 2011, provides for monthly payments of $2,587 through June 2012; and $2,691 thereafter. The lease is due to expire June 30, 2018.

Total rent expense was $76,920 and $83,487 for the years-ending December 31, 2013 and 2012, respectively.

The Company leases two (2) offices under signed agreements located in Eugene, Oregon, and Akron, Ohio.  The monthly rental payments under the agreements are $3,837 (Eugene) and $2,700 (Akron). The terms of the agreements are for five years with the end date set to expire on March 31, 2017 (Eugene) and June 30, 2018 (Akron).

SUMMARY OF OPERATING LEASE COMMITMENTS

The future minimum operating lease payments are as follows:

Years ending December 31,
2014	47,091
2015	47,691
2016	48,292
Thereafter	12,111
Total	$155,185

Note 8 - Other liabilities

The company maintains a revolving line of credit with Wells Fargo with a credit limit of $750,000.

During December of 2011 the Company acquired a $750,000 revolving line of credit from Wells Fargo Bank. Borrowings are collateralized by accounts receivable, equipment and inventory owned by the Company as well as a personal guarantee from the two shareholders.  This line of credit expires September 15, 2014. Monthly interest only payments are required with the principal portion due at maturity. The balance at December 31, 2013 and 2012 was $0.00 and $92,199.  Interest is charged at a rate of prime plus .5% (currently 3.75%), with a floor rate of 4.5%.

Note 9 - Profit Sharing Plan

The company maintains a contributory profit sharing plan covering substantially all fulltime employees within the requirements of the Employee Retirement Income Security Act of 1974 (ERISA). The company is required to make a safe harbor non-elective contribution equal to 3 percent of a participant’s compensation. The plan also includes a 401(k) savings plan feature that allows substantially all employees to make voluntary contributions and provides for discretionary matching contributions determined annually by the Board of Directors. Company safe harbor contributions were $100,452 and $86,791 for 2013 and 2012, respectively.

Note 10 - Subsequent Events

On January 10, 2014, with an effective date of January 1, 2014, the shareholders of Quest Marketing, Inc. (d/b/a Quest Solution, "Quest") sold their interest in Quest to Amerigo Energy, Inc. ("Amerigo").  Quest will be a wholly owned subsidiary of Amerigo.  The related party notes receivables outstanding will be settled against the loan proceeds owed to the selling Stockholders.  There has been no change of control for Quest in its management.  The purchase price for the Company was $16,000,000.  Consideration is given in the form of two promissory notes which will be paid to the selling stockholders.  No shares of stock were issued with the acquisition; however, up to $6,375,000 of the promissory note is eligible for conversion into the Common Stock of Amerigo for $1.00 per share.  The balance of the promissory notes are to be paid by Amerigo through other proceeds or as a percentage of the earnings from the Company.

Management evaluates events and transactions that occur after the balance sheet date as potential subsequent events. Management has performed this evaluation through the date of the accountant’s report.  As of March 26, 2014, all other material subsequent events have been disclosed.